SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 12, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS REPORTS THIRD QUARTER 2014 RESULTS

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2014 RESULTS1

POST-PAID CELLULAR SUBSCRIBER BASE INCREASED BY 7,000 COMPARED TO Q2 2014

NET DEBT TOTALED NIS 2.6 BILLION, A DECREASE OF NIS 571 MILLION SINCE SEPTEMBER 2013

Third quarter 2014 highlights (compared with third quarter 2013)

•	Total Revenues: NIS 1,102 million (US$ 298 million), a decrease of 1%
•	Service Revenues: NIS 862 million (US$ 233 million), a decrease of 9%
•	Equipment Revenues: NIS 240 million (US$ 65 million), an increase of 44%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 833 million (US$ 225 million), a decrease of 2%
•	Operating Expenses (OPEX)2: NIS 657 million (US $178 million), a decrease of 6%
•	Adjusted EBITDA3: NIS 282 million (US$ 76 million), a decrease of 1%
•	Adjusted EBITDA Margin: 26% of total revenues compared with 25%
•	Profit for the Period: NIS 40 million (US$ 11 million), an increase of 5%
•	Net Debt4: NIS 2,637 million (US$ 714 million), a decrease of NIS 571 million
•	Free Cash Flow (before interest)5: NIS 112 million (US$ 30 million), a decrease of 59%
•	Cellular ARPU: NIS 76 (US$ 21), a decrease of 10%
•	Cellular Subscriber Base: approximately 2.89 million subscribers at quarter-end, a decrease of 2%

Rosh Ha’ayin, Israel, November 12, 2014 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended September 30, 2014.

1 The financial results presented in this press release are unaudited.
2 Operating expenses include cost of service revenues, and selling, marketing & administrative expenses, and exclude depreciation and amortization and impairment charges.
3 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
4 Total long term indebtedness including current maturities less cash and cash equivalents.
5 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

Commenting on the third quarter results, Mr. Haim Romano, CEO of Partner noted:

“Similar to recent quarters, this quarter was characterized by the continued intense competition in the telecoms market which impacts on service revenues. The Company is taking a variety of measures to cope with the changing market reality and to mitigate its impact. Partner continues to implement its strategy which is based on technological leadership and an innovative product offering, a strategy which proved itself again this quarter.

The Company’s success in implementing its strategy is expressed through the loyalty of our customers and by an increase in our Post-Paid subscriber base for the sixth consecutive quarter, which grew this quarter by approximately 7,000 subscribers.

In the reported quarter, the Company continued to invest in technology and the deployment of 4G sites and was the first mobile operator to launch a 4G network with the broadest coverage in Israel within the band permitted by the Ministry of Communications. Currently, Partner has approximately 1,000 4G sites transmitting from Kiryat Shmona (the most Northern city in Israel) to Eilat (the most Southern city in Israel). In addition, Partner leads with the fastest cellular browsing speeds in Israel by a significant gap compared to its competitors, based on independent testing carried out by Ookla – a company specialized in measuring and comparing Internet speed and performance worldwide. We are making preparations to provide our customers with the full potential embodied in the 4G network which will be made available after the completion of the 4G frequencies tender, expected to be held in December 2014.

At the end of 2013, we established the retail division which focuses on selling telecom devices and complementary accessories. In this quarter, we recorded a 44% increase in revenues from device sales compared to the comparable quarter last year, while improving profitability levels. Our retail approach calls for making the Company’s device sales, products and services accessible to the consumers of all the cellular operators, while exposing them to the quality and variety of our offering as well as excellence in service.

We recently launched innovative applications in the fields of medicine and automotive location-based services which provide alerts for distress or loss, and cloud-based services using advanced 4G technology, in which internet speed is part of the product quality. These applications and services are offered to customers of all the cellular operators.

We are reviewing entrance to the television market in order to provide a quality alternative service at an attractive price to the Israeli public. Our entrance to this market depends on the removal of regulatory entrance barriers.

Mr. Issac Benbenisti joined Partner’s senior management team as deputy CEO in early November. Mr. Benbenisti’s rich experience in the telecoms market and his proven achievements over the years will significantly reinforce Partner's group activities and will emphasize its advantage in the ability to offer a broad range of advanced telecom solutions to the benefit of our customers.

We recently began initial discussions with employee representatives on a collective agreement, following the recognition of the Histadrut as the representative employees’ labor organization by Partner’s management.  We believe that the eventual collective bargaining agreement will continue to reflect Partner’s unique organizational culture which has contributed to our designation as “the best company to work for” among the cellular companies.

We continued to act to reduce the Company debt which totaled approximately NIS 2.6 billion at the end of the third quarter, down NIS 571 million compared to the end of the third quarter last year.”

In conclusion, Mr. Romano noted: “I believe that the resiliency of the Company and adherence to our vision to lead in technology, quality of service and human capital, while expanding our offering to the customer, will continue to contribute to the Company’s leading position in the Israeli telecoms market.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results as compared to the previous quarter:

“During the third quarter of 2014, the intense competition in the cellular market remained unchanged, which was expressed by the continued erosion in cellular service revenues.

The churn rate for cellular subscribers during the third quarter of 2014 increased to 12.0% compared to 11.4% in the previous quarter, as a result of the increase in churn of Pre-Paid subscribers, while the churn of Post-Paid subscribers remained stable.

Cellular ARPU in the third quarter of 2014 totaled NIS 76, similar to the previous quarter. The stability in ARPU resulted primarily from the offsetting of the continued price erosion of cellular services, a result of the intense competition, by a seasonal increase in roaming revenues as well as an increase in revenues from national roaming services. The Company estimates that, as a result of the outlook for continued price erosion and the negative seasonal impact typical of the last quarter of the year, cellular ARPU in the fourth quarter is expected to be lower than in the third quarter by a few NIS.

Revenues from equipment sales in the third quarter of 2014 increased by NIS 15 million compared to the previous quarter; while the gross profit from equipment sales increased by NIS 6 million compared to the previous quarter, primarily due to a change in the product mix.

Operating expenses increased by NIS 15 million, largely a result of seasonal increases in direct revenue-related expenses such as payments to communication providers.

Adjusted EBITDA in the third quarter of 2014 decreased by NIS 9 million compared with the previous quarter, resulting primarily from the continued erosion in cellular service revenues, together with an increase in operating expenses. This decline was partially offset by the increase in gross profit from equipment sales.

For the fixed line segment alone, Adjusted EBITDA in the third quarter of 2014 increased by NIS 11 million, mainly reflecting an increase in gross profit from equipment sales following the launch of sales of tablets to fixed line customers, and other one-time items.

Finance costs, net, totaled NIS 50 million this quarter, a level similar to the previous quarter. This quarter the Company recorded higher losses from foreign exchange movements as a result of the strengthening of the USD and the weakening of the Euro which were offset by lower CPI linkage expenses and no one-time repayment fee for bank loans which was recorded in the second quarter of 2014.

Profit in the third quarter of 2014 totaled NIS 40 million compared with NIS 46 million in the previous quarter, as a result of the decline in Adjusted EBITDA.

Free cash flow (after interest payments) in the third quarter totaled NIS 106 million, compared with NIS 123 million in the second quarter of 2014. Free cash flow was impacted by an increase in payments to equipment suppliers and a one-time payment in connection with site leasing which was mostly offset by a one-time increase in receipts and the absence of the semi-annual interest payments.

As of September 30, 2014, net debt amounted to approximately NIS 2.6 billion, which represents a decline of NIS 2.2 billion since the Company began the process of reducing its debt level in mid-2011.”

Key Financial Results6 (unaudited)

NIS MILLION (except EPS)	Q3'14	Q3'13	% Change
Revenues	1,102	1,118	(1)%
Cost of revenues	850	861	(1)%
Gross profit	252	257	(2)%
Operating profit	110	109	1%
Profit for the period	40	38	5%
Earnings per share (basic, NIS)	0.26	0.24	8%
Free cash flow (before interest)	112	273	(59)%

Key Operating Indicators:

	Q3'14	Q3'13	Change
Adjusted EBITDA (NIS million)	282	284	(1)%
Adjusted EBITDA as a percentage of total revenues	26%	25%	1
Cellular Subscribers (end of period, thousands)	2,894	2,950	(56)
Quarterly Cellular Churn Rate (%)	12.0%	8.8%	3.2
Monthly Average Revenue per Cellular User (ARPU) (NIS)	76	84	(10)%

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Million	Q3’14	Q3’13	Change %	Q3’14	Q3’13	Change %	Q3’14	Q3’13	Q3’14	Q3’13	Change %
Total Revenues	876	898	(2)%	281	274	3%	(55)	(54)	1,102	1,118	(1)%
Service Revenues	658	738	(11)%	259	267	(3)%	(55)	(54)	862	951	(9)%
Equipment Revenues	218	160	36%	22	7	214%	-	-	240	167	44%
Operating Profit	57	64	(11)%	53	45	18%	-	-	110	109	1%
Adjusted EBITDA	191	201	(5)%	91	83	10%	-	-	282	284	(1)%

6 See also definitions in footnotes 2-5.

Financial Review (Consolidated)

In Q3 2014, total revenues were NIS 1,102 million (US$ 298 million), a decrease of 1% from NIS 1,118 million in Q3 2013.

Service revenues in Q3 2014 totaled NIS 862 million (US$ 233 million), a decrease of 9% from NIS 951 million in Q3 2013.

Service revenues for the cellular segment in Q3 2014 were NIS 658 million (US$ 178 million), a decrease of 11% from NIS 738 million in Q3 2013. The decrease was mainly the result of the continued price erosion of Post-Paid and Pre-Paid cellular services due to the intense competition, partially offset by an increase in revenues from national roaming services.

Service revenues for the fixed line segment in Q3 2014 totaled NIS 259 million (US$ 70 million), a decrease of 3% compared with NIS 267 million in Q3 2013. The decrease mainly reflected price erosion in fixed line services, as well as a decrease in interconnect revenues following a reduction in the fixed line interconnect tariff in December 2013.

Equipment revenues in Q3 2014 totaled NIS 240 million (US$ 65 million), an increase of 44% compared with NIS 167 million in Q3 2013. The growth was due primarily to an increase in the number of devices sold.

Gross profit from equipment sales in Q3 2014 was NIS 64 million (US$ 17 million), compared with NIS 10 million in Q3 2013, an increase of NIS 54 million. The increase resulted primarily from improved profit margins, in addition to the increase in the number of devices sold.

Operating expenses (‘OPEX’, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 657 million (US$ 178 million) in Q3 2014, a decrease of 6% or NIS 39 million from Q3 2013. The decrease largely reflected the impact of the efficiency measures undertaken in the last twelve months as well as lower interconnect expenses partially due to the reduction in the fixed line interconnect tariff by approximately 60% in December 2013. Operating expenses including depreciation and amortization expenses in Q3 2014 decreased by 5% compared with Q3 2013.

Adjusted EBITDA in Q3 2014 totaled NIS 282 million (US$ 76 million), a decrease of 1% from NIS 284 million in Q3 2013.

Adjusted EBITDA for the cellular segment was NIS 191 million (US$ 52 million) in Q3 2014, a decrease of 5% from NIS 201 million in Q3 2013, reflecting the decrease in service revenues, partially offset by the higher gross profit from equipment sales and lower operating expenses.  As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q3 2014 was 22%, unchanged from Q3 2013.

Adjusted EBITDA for the fixed line segment increased by 10% from NIS 83 million in Q3 2013 to NIS 91 million (US$ 25 million) in Q3 2014, mainly reflecting an increase in gross profit from equipment revenues following the launch of sales of tablets to fixed line customers, together with lower operating costs, partially offset by a decline in service revenues. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in Q3 2014 was 32%, compared with 30% in Q3 2013.

Operating profit for Q3 2014 was NIS 110 million (US$ 30 million), an increase of 1% compared with operating profit in Q3 2013 of NIS 109 million.

Finance costs, net in Q3 2014 were NIS 50 million (US$ 14 million), a decrease of 6%, compared with NIS 53 million in Q3 2013. The decrease was mainly a result of lower linkage expenses due to a smaller increase in the CPI (Consumer Price Index) during Q3 2014, as well as a decrease in interest expenses resulting from the lower level of average debt (see Funding and Investing Review below), which were partially offset by the impact of losses from foreign exchange movements in Q3 2014 compared with foreign exchange gains in Q3 2013.

Profit in Q3 2014 was NIS 40 million (US$ 11 million), an increase of 5% compared with profit in Q3 2013 of NIS 38 million. The increase in profit reflects both the increase in operating profit and lower finance costs, net, partially offset by higher income tax expenses.

Based on the weighted average number of shares outstanding during Q3 2014, basic earnings per share or ADS, was NIS 0.26 (US$ 0.07), an increase of 8% compared to NIS 0.24 in Q3 2013.

The effective tax rate for Q3 2014 was 33%, similar to the comparable quarter last year.

Cellular Segment Operational Review

At the end of the third quarter 2014, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.89 million, including approximately 2.15 million Post-Paid subscribers or 74% of the base, and approximately 749 thousand Pre-Paid subscribers, or 26% of the subscriber base.

During the third quarter of 2014, the cellular subscriber base declined by approximately 20,000 subscribers. While the Pre-Paid subscriber base decreased by approximately 27,000 subscribers, the Post-Paid subscriber base increased by approximately 7,000 subscribers.

The quarterly churn rate for cellular subscribers in Q3 2014 was 12.0%, compared with 8.8% in Q3 2013 (and 11.4% in Q2 2014), with the increase compared with Q3 2013 reflecting the greater intensity in competition in the cellular market.

Total cellular market share (based on the number of subscribers) at the end of Q3 2014 was estimated to be approximately 29%, unchanged from the end of Q2 2014.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q3 2014 was NIS 76 (US$ 21), a decrease of 10% from NIS 84 in Q3 2013 and unchanged from Q2 2014. The decrease in ARPU compared to the comparable quarter last year mainly reflects the continued price erosion due to the intense competition in the market, as described above.

Funding and Investing Review

In Q3 2014, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities ("Free Cash Flow"), totaled NIS 112 million (US$ 30 million), a decrease of 59% from NIS 273 million in Q3 2013.

Cash generated from operations decreased by 39% to NIS 242 million (US$ 65 million) in Q3 2014 from NIS 399 million in Q3 2013. This was mainly explained by changes in operating working capital, partially offset by the increase in profit. The decrease in operating working capital in Q3 2014 was NIS 9 million, compared with a decrease of NIS 143 million in Q3 2013.

The level of cash capital expenditures in fixed assets (‘CAPEX’) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 128 million (US$ 35 million) in Q3 2014, an increase of 10% from NIS 116 million in Q3 2013.

Net debt at the end of Q3 2014 amounted to NIS 2,637 million (US$ 714 million), compared with NIS 3,208 million at the end of Q3 2013, a decrease of NIS 571 million.

Business and Regulatory Developments

Business Developments

Allocation of Options and Restricted Shares to the Company's Office Holders

On November 11, 2014, the Company approved the allocation of 754,600 options and 320,430 restricted shares for the Company's office holders (excluding the CEO), all in accordance with the Company's Equity Incentive Plan, as amended.

The vesting of the options and the earning of the restricted shares are subject to vesting / restriction period of four years from the grant date (one third of the options / restricted shares granted will be vested / earned after two years, one third after three years and one third after four years). The vesting of the options and the earning of the restricted shares are also subject to performance conditions set by the Company's organs.

The options were granted at an exercise price of NIS 25.95 per share (the average closing price of the Company’s share during the thirty trading days on the Tel-Aviv Stock Exchange preceding the grant date).

For further information regarding the amendments to the Company's Equity Incentive Plan, please see the Company's press release and immediate report (on Form 6-K) dated August 13, 2014 under "Business and Regulatory Developments" at: http://maya.tase.co.il/bursa/report.asp?report_cd=914271 or at: https://www.sec.gov/Archives/edgar/data/1096691/000117891314002651/0001178913-14-002651-index.htm.

Regulatory Developments

1.	Postponement of the 4G Tender Submission Date by the Tender Committee

As previously communicated by Partner in its press release dated October 22, 2014, the tender committee appointed in connection with the 4G frequencies tender (the "Tender"), postponed the date for submitting basic proposals to participate in the Tender to November 13, 2014. Partner believes that the tender committee’s decision was motivated in part by regulatory issues that may be raised regarding cross-ownership within the Israeli telecommunications industry, including among Partner’s “Israeli Entities”.

In the same press release, Partner also announced that the Israel Securities Authority (the “ISA”) notified the Company, in reply to a preliminary application by the Company to the ISA, that it is not expressing a position regarding the validity of the agreement between the Israeli Entities in Partner ("the Agreement") and/or with respect to its application to any of the current Israeli Entities, however its position is that the arrangement to appoint a director on behalf of the Israeli Entities that is included in the Agreement constitutes a joint holding of the Company’s shares by the parties to the Agreement between themselves. As noted in the said press release, the Company's position is that the arrangement (included in the Agreement) is not valid and the Company does not give effect to the arrangement regarding the appointment of the Israeli director.

For the reasons presented in the Company's press release dated October 22, 2014, and in light of the recent developments according to which, among others, the Israeli Entities are taking action to remove Hot Net Internet Services Ltd. and additional Israeli Entities from the Agreement and the convening of a  general meeting by Partner to update the procedure for appointment of the director on behalf of the Israeli Entities set forth in Partner's Articles of Association, the Company does not expect that any of these developments will have a material adverse impact on the Company’s business.

2.	Ministry of Communications Hearings and Decisions

a)	Hearing regarding Filtering of Offensive Websites and Content

On August 6, 2014, the Ministry of Communications (the "MOC") published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries.

According to the Communications Law (Telecommunications and Broadcasting, 1982) (the "Law"), ISP and cellular licensees are required to provide a service for filtering of offensive websites and content at no additional cost to the subscriber. The Law also includes provisions which oblige said licensees to inform their subscribers of the dangers of internet use (including offensive websites and content).

As part of the hearing, it is proposed to amend the ISP and cellular licenses to include additional requirements to the existing requirements described above.

The proposed amendments include, among others, the following matters: (1) detailed specifications of the filtering service; (2) requirements regarding the informational leaflet to be provided to the subscriber; and (3) an obligation to offer filtering software to be installed on any type of terminal equipment.

On October 18, 2014, Partner filed its written position seeking to limit the impact of the proposed amendments. At this stage, the Company is unable to evaluate the scope of investments and expenses required in order to comply with the proposed amendments.

b)	Secondary Hearing – Schejter Committee

As previously reported by the Company, the Minister of Communications appointed Prof. Amit Schejter to head a committee tasked with drafting recommendations regarding the regulation of audio visual content transmitted over the internet and the introduction of new service providers. Partner filed its written position with the committee on April 24, 2014.

On August 13, 2014, the committee published an interim report and a questionnaire.

In its interim report the committee proposed, among others things, that new audio visual services (provided over the Internet) would not be subject to the regulatory regime applicable to multi-channel television licensees, for an unspecified interim period. After such (unspecified) interim period, regulatory provisions would be gradually applied to audio visual services (provided over the Internet) in accordance with their level of income or number of subscribers.

In its questionnaire the committee raised various questions, including: (1) the level of income or number of subscribers which would warrant regulation of new audio visual services (provided over the Internet); (2) whether the broadcasting licensees should be obligated to sell the channels that they broadcast to the new service providers (Must Sell).

In addition, the committee is examining the application of certain "new entrant" protections to new audio visual service suppliers (provided over the Internet). If the committee decides not to recommend such protections, then Partner may not be able to penetrate this market and to successfully launch its TV services.

c)	Secondary Hearing – International Calls Market

As previously reported by the Company, in October 2013, the MOC published a hearing regarding new regulation of the international call market. In this hearing, it was proposed by the MOC to allow all general licensees (including MVNOs) to provide international call services to their subscribers, with respect to the international destinations which are included in the subscriber's tariff plan and to international destinations for which the tariff is lower or equal to the tariff of a call on the licensee's network ("Included Destinations"). In this hearing, the MOC also proposed that the general licensees (such as cellular operators) would not be allowed to collect an interconnect fee for outgoing international calls.

On October 20, 2014, the MOC published a secondary hearing on this matter, in which it proposed that all outgoing international calls which are not to Included Destinations, shall be preceded with a voice message stating the tariff of such call and allowing the subscriber to disconnect without being charged. The revenues of the Company may be adversely affected if the proposals made at these hearings are adopted.

Conference Call Details
Partner will hold a conference call on Wednesday, November 12, 2014 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):

International: +972.3.918.0609
North America toll-free: +1.888.668.9141
A live webcast of the call will also be available on Partner's Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from November 12, 2014 until November 19, 2014, at the following numbers:
International: +972.3.925.5927
North America toll-free: +1.888.326.9310

In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-looking statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding the anticipated offering by the Company of 4G services, and expected changes in the regulatory environment.  In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about recent and future regulatory actions (specifically, whether the regulatory changes will occur and what their impact on Partner will be), as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2014: US $1.00 equals NIS 3.695. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2014	2013	2014
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	749	481	203
Trade receivables	856	1,051	232
Other receivables and prepaid expenses	46	45	12
Deferred expenses- right of use	32	28	8
Inventories	110	93	30
Income tax receivable	4	3	1
Derivative financial instruments		2
	1,797	1,703	486

NON CURRENT ASSETS
Trade Receivables	373	289	101
Deferred expenses- right of use	100	118	27
Property and equipment	1,655	1,791	448
Licenses and other intangible assets	1,103	1,167	298
Goodwill	407	407	110
Prepaid expenses	3		1
Deferred income tax asset	15	12	4
	3,656	3,784	989

TOTAL ASSETS	5,453	5,487	1,475

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2014	2013	2014
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	309	334	84
Trade payables	682	761	185
Payables in respect of employees	81	98	22
Other payables (mainly institutions)	54	45	14
Deferred revenue	35	37	9
Provisions	63	67	17
Income tax payable	38	31	10
Derivative financial instruments	3	1	1
	1,265	1,374	342

NON CURRENT LIABILITIES
Notes payable	2,042	2,038	553
Bank borrowings	1,035	1,109	280
Liability for employee rights upon retirement, net	43	45	12
Dismantling and restoring sites obligation	34	31	8
Other non-current liabilities	16	16	4
Deferred tax liability	2	*	1
	3,172	3,239	858

TOTAL LIABILITIES	4,437	4,613	1,200

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized – December 31, 2013, and September 30, 2014 – 235,000,000 shares; issued and outstanding –	2	2	1
December 31, 2013 – **155,687,002 shares
September 30, 2014 – **155,958,859 shares
Capital surplus	1,100	1,100	297
Accumulated retained earnings	265	123	72
Treasury shares, at cost – December 31, 2013 and September 30, 2014 – 4,467,990 shares	(351)	(351)	(95)
TOTAL EQUITY	1,016	874	275
TOTAL LIABILITIES AND EQUITY	5,453	5,487	1,475

   * Representing an amount less than 1 million
  ** Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	3,292	3,392	1,102	1,118	891	254
Cost of revenues	2,523	2,640	850	861	683	196
Gross profit	769	752	252	257	208	58

Selling and marketing expenses	335	348	108	113	91	25
General and administrative expenses	147	161	47	54	40	11
Other income, net	40	63	13	19	11	3
Operating profit	327	306	110	109	88	25
Finance income	2	23	1	17	1	*
Finance expenses	125	196	51	70	34	12
Finance costs, net	123	173	50	53	33	12
Profit before income tax	204	133	60	56	55	13
Income tax expenses	66	44	20	18	18	5
Profit for the period	138	89	40	38	37	8

Earnings per share
Basic	0.89	0.57	0.26	0.24	0.24	0.07
Diluted	0.88	0.57	0.26	0.24	0.24	0.07
Weighted average number of shares outstanding (in thousands)
Basic	155,726	155,651	155,794	155,659	155,726	155,794
Diluted	156,349	156,120	156,362	156,213	156,349	156,362

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	138	89	40	38	37	8
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	138	89	40	38	37	8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Nine month period ended September 30, 2014				Nine month period ended September 30, 2013
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	1,985	615		2,600	2,165	697		2,862
Inter-segment revenue - Services	20	139	(159)		23	130	(153)
Segment revenue - Equipment	656	36		692	507	23		530
Total revenues	2,661	790	(159)	3,292	2,695	850	(153)	3,392
Segment cost of revenues - Services	1,475	523		1,998	1,564	569		2,133
Inter-segment cost of revenues - Services	137	22	(159)		127	26	(153)
Segment cost of revenues - Equipment	500	25		525	485	22		507
Cost of revenues	2,112	570	(159)	2,523	2,176	617	(153)	2,640
Gross profit	549	220		769	519	233		752
Operating expenses	389	93		482	406	103		509
Other income, net	38	2		40	62	1		63
Operating profit	198	129		327	175	131		306
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	400	117		517	405	116		521
–Other (1)	3			3	5			5
Adjusted EBITDA (2)	601	246		847	585	247		832
Reconciliation of Adjusted EBITDA to profit before tax
–Depreciation and amortization				517				521
–Finance costs, net				123				173
–Other (1)				3				5
Profit before income tax				204				133

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three month period ended September 30, 2014				Three month period ended September 30, 2013
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	652	210		862	730	221		951
Inter-segment revenue - Services	6	49	(55)		8	46	(54)
Segment revenue - Equipment	218	22		240	160	7		167
Total revenues	876	281	(55)	1,102	898	274	(54)	1,118
Segment cost of revenues - Services	495	179		674	522	182		704
Inter-segment cost of revenues - Services	48	7	(55)		45	9	(54)
Segment cost of revenues - Equipment	161	15		176	151	6		157
Cost of revenues	704	201	(55)	850	718	197	(54)	861
Gross profit	172	80		252	180	77		257
Operating expenses	127	28		155	135	32		167
Other income, net	12	1		13	19			19
Operating profit	57	53		110	64	45		109
Adjustments to presentation of Adjusted BITDA
–Depreciation and amortization	133	38		171	136	38		174
–Other (1)	1	*		1	1			1
Adjusted EBITDA (2)	191	91		282	201	83		284
Reconciliation of Adjusted EBITDA to profit before tax
–Depreciation and amortization				171				174
–Finance costs, net				50				53
–Other (1)				1				1
Profit before income tax				60				56

* Representing an amount less than 1 million.

(1)	Mainly employee share based compensation expenses.

(2)
Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	851	1,152	262	407	231	70
Income tax paid	(61)	(2)	(20)	(8)	(17)	(5)
Net cash provided by operating activities	790	1,150	242	399	214	65
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(228)	(256)	(90)	(76)	(61)	(24)
Acquisition of intangible assets	(114)	(117)	(39)	(41)	(31)	(11)
Interest received	3	7		2	1
Consideration received from sales of property and equipment	*	1	*	1	*	*
Payments for derivative financial instruments, net	(2)	(22)	(1)	(12)	(1)	*
Net cash used in investing activities	(341)	(387)	(130)	(126)	(92)	(35)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of finance lease		(1)
Interest paid	(81)	(112)	(6)	(7)	(22)	(2)
Repayment of non-current bank borrowings	(100)	(419)			(27)
Net cash used in financing activities	(181)	(532)	(6)	(7)	(49)	(2)
INCREASE IN CASH AND CASH EQUIVALENTS	268	231	106	266	73	28
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	481	548	643	513	130	175
CASH AND CASH EQUIVALENTS AT END OF PERIOD	749	779	749	779	203	203

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	138	89	40	38	37	11
Adjustments for:
Depreciation and amortization	489	499	161	166	132	44
Amortization of deferred expenses - Right of use	28	23	10	8	8	3
Employee share based compensation expenses	4	5	2	1	1	1
Liability for employee rights upon retirement, net	(2)	(3)			(1)
Finance costs, net	6	46	7	28	2	2
Gain (loss) from change in fair value of derivative financial instruments	5	14	5	1	2	1
Interest paid	81	112	6	7	22	2
Interest received	(3)	(7)		(2)	(1)
Deferred income taxes	(1)	15	2	10	*	1
Income tax paid	61	2	20	8	17	5
Capital loss from property and equipment	*	(1)	*	(1)	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	111	430	53	130	30	13
Other	(4)	(3)	6	5	(1)	2
Increase (decrease) in accounts payable and accruals:
Trade	(25)	(93)	(38)	(24)	(7)	(10)
Other payables	(7)	(6)	15	17	(2)	4
Provisions	(4)	5	(2)		(1)	(1)
Deferred revenue	(2)	(2)	(6)	(2)	(1)	(2)
Increase in deferred expenses - Right of use	(14)	(13)	(6)	(4)	(4)	(2)
Current income tax liability	7	27	(2)		2	(1)
Decrease (increase) in inventories	(17)	13	(11)	21	(4)	(3)
Cash generated from operations	851	1,152	262	407	231	70

* Representing an amount of less than 1 million.

At September 30, 2014 and 2013, trade and other payables include NIS 160 million ($43 million) and NIS 177 million, respectively, in respect of acquisition of intangible assets and property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars**
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30,	3 month period ended September 30,
	2014	2013	2014	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	790	1,150	242	399	214	65

Liability for employee rights upon retirement	2	3			1
Accrued interest and exchange and linkage differences on long-term liabilities	(79)	(147)	(11)	(32)	(22)	(3)
Increase (decrease) in accounts receivable:
Trade	(111)	(430)	(53)	(130)	(30)	(14)
Other, including derivative financial instruments	14	3	(4)		3	(1)
Decrease (increase) in accounts payable and accruals:
Trade	25	93	38	24	7	10
Other	10	3	(9)	(16)	3	(2)
Income tax paid	61	2	20	8	17	5
Increase (decrease) in inventories	17	(13)	11	(21)	4	3
Increase (decrease) in assets retirement obligation	(1)	(1)			*
Financial expenses***	119	169	48	52	32	13
Adjusted EBITDA	847	832	282	284	229	76

*	Representing an amount of less than 1 million.
**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2014: US $1.00 equals 3.695 NIS.
***	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

Key Financial and Operating Indicators (unaudited)7

NIS M unless otherwise stated	Q3' 12	Q4' 12	Q1' 13	Q2' 13	Q3' 13	Q4' 13	Q1' 14	Q2' 14	Q3' 14	2012	2013
Cellular Segment Service Revenues	892	788	724	726	738	719	680	667	658	3,592	2,907
Cellular Segment Equipment Revenues	157	209	176	171	160	196	220	218	218	896	703
Fixed Line Segment Service Revenues	296	294	283	277	267	258	247	248	259	1,210	1,085
Fixed Line Segment Equipment Revenues	8	13	7	9	7	9	7	7	22	36	32
Reconciliation for consolidation	(38)	(46)	(46)	(53)	(54)	(55)	(51)	(53)	(55)	(162)	(208)
Total Revenues	1,315	1,258	1,144	1,130	1,118	1,127	1,103	1,087	1,102	5,572	4,519
Gross Profit from Equipment Sales	16	22	4	9	10	19	45	58	64	113	42
Operating Profit	217	155	95	102	109	103	99	118	110	865	409
Cellular Segment Adjusted EBITDA	328	256	186	198	201	199	199	211	191	1,314	784
Fixed Line Segment Adjusted EBITDA	73	84	82	82	83	83	75	80	91	288	330
Total Adjusted EBITDA	401	340	268	280	284	282	274	291	282	1,602	1,114
Adjusted EBITDA Margin (%)	30%	27%	23%	25%	25%	25%	25%	27%	26%	29%	25%
OPEX	793	744	720	700	696	675	661	642	657	3,262	2,791
Finance costs, net	68	38	49	71	53	38	24	49	50	234	211
Profit (Loss)	110	102	31	20	38	46	52	46	40	478	135
Total Dividend Declared	-	-	-	-	-	-	-	-	-	160	-
Capital Expenditures8	125	121	130	122	116	107	113	98	128	492	475
Free Cash Flow	375	323	203	287	273	278	145	192	112	1,234	1,041
Free Cash Flow After Interest	310	255	192	193	266	209	139	123	106	1,034	860
Net Debt	4,072	3,812	3,622	3,446	3,208	3,000	2,849	2,735	2,637	3,812	3,000
Cellular Subscriber Base (Thousands)	3,042	2,976	2,932	2,921	2,950	2,956	2,936	2,914	2,894	2,976	2,956
Post-Paid Subscriber Base (Thousands)	2,145	2,102	2,102	2,103	2,127	2,133	2,137	2,138	2,145	2,102	2,133
Pre-Paid Subscriber Base (Thousands)	897	874	830	818	823	823	799	776	749	874	823
Cellular ARPU (NIS)	97	87	82	83	84	81	77	76	76	97	83
Cellular Churn Rate (%)	10.4%	10.9%	10.4%	9.4%	8.8%	10.7%	11.6%	11.4%	12.0%	38%	39%
Number of Employees (FTE)	6,102	5,396	4,772	4,377	4,153	4,045	3,826	3,736	3,683	5,396	4,045

7 See first page for definitions. 2012 and 2013 annual numbers are audited.
8 Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention cost, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title; Chief Financial Officer

Dated: November 12, 2014